WESTWATER RESOURCES, INC.

August 24, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Westwater Resources, Inc.

Registration Statement on Form S-3 (File No. 333-226926)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Westwater Resources, Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-226926) and declare the Registration Statement effective as of Tuesday, August 28, 2018, at 4:30 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (303) 531-0481, or David R. Crandall of Hogan Lovells US LLP at (303) 454-2449 with any questions.  Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours,

Westwater Resources, Inc.

By:

/s/ Jeffrey L. Vigil

Name:

Jeffrey L. Vigil

Title:

Vice President – Finance and Chief Financial Officer

cc:

David R. Crandall, Hogan Lovells US LLP

6950 S. Potomac Street, Suite 300, Centennial, CO 80112        Phone 303.531.0516